UNITED STATES
              SECURITIES AND EXHANGE COMMISSION
                  Washington, D.C.  20549

                   SCHEDULE 13D

          Under the Securities and Exchange Act of 1934
                    (Amendment No. 3)*

                  WOODROAST SYSTEMS, INC.
                   (Name of Issuer)

              Common Stock, par value $.005
              (Title of Class of Securities)

                     979899309
                   (CUSIP Number)

         Sheldon Jacobs, Chrmn./CEO 10250 Valley View Rd.
              Eden Prairie MN 55344 (612)944-5113
    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications)

                   March 19, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.979899309            SCHEDULE 13D


1.  NAME OF THE REPORTING PERSON
    S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STEVEN T. NEWBY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

NUMBER OF              7.  SOLE VOTING POWER
SHARES                     345,500 shares
BENEFICIALLY           8.  SHARED VOTING POWER
OWNED BY                   -0- shares
EACH                   9.  SOLE DISPOSITIVE POWER
REPORTING                  345,500 shares
PERSON                10.  SHARED DISPOSITIVE POWER
WITH                       -0- shares

11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH
     REPORTING PERSON
     345,500 shares

12.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES           *[  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.15%

14.  TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The purpose of this filing is to serve as Amendment No. 3 to the Schedule 13D filed by Steven T. Newby with respect to his beneficial ownership of the common stock, $.005 par value per share (the "Common Stock"), of Woodroast Systems, Inc. (the "Issuer") on December 7, 1995, as amended by Amendment No. 1 thereto filed on December 20, 1995 and by Amendment No. 2 thereto filed on January 30,1996.


ITEM 1.  Security and Issuer

Woodroast Systems, Inc. Common Stock
Par Value $0.005 per share
10250 Valley View Road, Suite 145
Eden Prairie, MN  55344

ITEM 2.  Identity and Background

A)  Steven T. Newby
B)  6116 Executive Boulevard, Suite 701
    Rockville, MD  20852
C)  Broker/Dealer  Newby & Company
    same address as above
D)  None
E)  None
F)  USA

ITEM 3.  Source and Amount of funds or Other Consideration

Source of all funds - personal.  No funds borrowed

ITEM 4.  Purpose of Transaction

For investment purposes only.
No further information in reference to Items 4A-4J.

ITEM 5.  Interest in Securities of the Issuer

A)  Steven T. Newby owns 345,500 shares or 8.15% of
    Woodroast Systems, Inc. 4,241,000 shares outstanding (01/31/97).
B)  Steven T. Newby has sole voting and sole disposition powers.
C)  All purchases in last sixty days have been open market transactions.

1/02/97  Bought   6,000 shares  @  3.125         $  18,750.00
1/22/97  Bought  15,000 shares  @  3.125         $  46,875.00
1/30/97  Bought   3,000 shares  @  2.75          $   8,250.00
2/11/97  Bought   5,000 shares  @  2.50          $  12,500.00
2/12/97  Bought   4,000 shares  @  2.625         $  10,500.00
2/20/97  Bought   4,000 shares  @  2.875         $  11,500.00
2/25/97  Bought   9,000 shares  @  2.75          $  24,750.00
3/03/97  Bought   8,000 shares  @  2.562         $  20,500.00
3/04/97  Bought   4,000 shares  @  2.562         $  10,250.00
3/05/97  Bought   2,000 shares  @  2.625         $   5,250.00
3/07/97  Bought   9,000 shares  @  2.687         $  24,187.50
3/13/97  Bought  11,000 shares  @  2.687         $  29,562.50
3/18/97  Bought  18,000 shares  @  2.625         $  47,250.00
3/19/97  Bought   6,000 shares  @  2.312         $  13,875.00


D)  Not applicable.
E)  Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

ITEM 7.  Material to be Filed as Exhibits

None


                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1997

                                      /S/ STEVEN T. NEWBY
                                          STEVEN T. NEWBY